

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Beck Chen
Chief Financial Officer
Dada Nexus Ltd
22/F, Oriental Fisherman's Wharf
No. 1088 Yangshupu Road
Yangpu District, Shanghai 200082
People's Republic of China

      Re: Dada Nexus Ltd
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-39305

Dear Beck Chen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program

cc: Yuting Wu